Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-196098

Dated May 20, 2014

Relating to Preliminary Prospectus

Dated April 13, 2015

PRICING TERM SHEET

8.50% Series B Cumulative Redeemable Preferred Units

(Liquidation Preference $25.00 per Unit)

April 13, 2015

Issuer:	Teekay Offshore Partners L.P.

Securities Offered:	Series B Cumulative Redeemable Preferred Units

Number of Firm Units:	5,000,000 units

Number of Option Units:	750,000 units

Public Offering Price:	$25.00 per unit; $125,000,000 total

Underwriting Discounts:	$0.7875 per unit; $3,937,500 total

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 20, 2020)

Ratings:	The Series B Cumulative Redeemable Preferred Units will not be rated by any nationally recognized statistical rating organization

Trade Date:	April 13, 2015

Settlement Date:	April 20, 2015 (T+5)

Liquidation Preference:	$25.00, plus accrued and unpaid distributions

Distribution Rate:	8.50% per annum of the $25.00 per unit liquidation preference (equivalent to $2.125 per annum per unit)

Distribution Payment Dates:	Quarterly on February 15, May 15, August 15 and November 15, commencing August 15, 2015

Optional Redemption:	On or after April 20, 2020, the Issuer may, at its option, redeem the Series B Cumulative Redeemable Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.

CUSIP/ISIN:	Y8565J 135 / MHY8565J1358

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

UBS Securities LLC

Co-Managers:	Credit Agricole Securities (USA) Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

Listing:	The Issuer intends to file an application to list the Series B Cumulative Redeemable Preferred Units on the New York Stock Exchange under the symbol “TOOPRB”. If the application is approved, trading of the Series B Cumulative Redeemable Preferred Units on the New York Stock Exchange is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series B Preferred Units and is not soliciting an offer to buy the Series B Preferred Units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649 or UBS Securities LLC at 1-888-827-7275.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.